Exhibit 99.1

FOR IMMEDIATE RELEASE

Investors:	Media:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES FILING OF 20-F AND ANNUAL REPORT FOR YEAR ENDED
DECEMBER 31, 2005

DUBLIN, IRELAND, March 31, 2006 -- Elan Corporation, plc today announced that it has filed with the Securities and Exchange Commission its Form 20-F for the fiscal year ended December 31, 2005 and has published its Annual Report for the fiscal year ended December 31, 2005. Both these documents are available on Elan’s website at www.elan.com.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.